UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Joseph W. La Barge

Chief Legal Officer

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, Pennsylvania 19104

(888) 772-7560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Spark Therapeutics, Inc., a Delaware corporation (the “Company,” “Spark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 7, 2019.

The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by 022019 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”), at a price per Share equal to $114.50, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche Holdings and Merger Sub with the SEC on March 7, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 5 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 2. Identity and Background of Filing Persons; Item 8. Additional Information

1.	Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph in the section titled “Tender Offer and Merger” in its entirety with the following:

“Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on March 7, 2019. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on June 14, 2019. On June 10, 2019, in connection with the Requests for Additional Information and Documentary Material received by each of Roche Holdings and Spark from the FTC (as described in the section titled “Regulatory Approvals”) and pursuant to the terms of the Merger Agreement, Roche Holdings extended the expiration of the Offer. The expiration date of the Offer is extended to 5:00 p.m., New York City time, on July 31, 2019, subject to further extension in certain circumstances as required or permitted by the Merger Agreement. On June 10, 2019, Roche Holdings issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(N) to this Schedule 14D-9.”

2.

Items 2 and 8 of the Schedule 14D-9 are hereby amended and supplemented by replacing all references to “5:00 p.m., New York City time, on June 14, 2019” with “5:00 p.m., New York City time, on July 31, 2019”.

3.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section titled “Regulatory Approvals” is its entirety with the following:

“Regulatory Approvals

U.S. Antitrust Approvals

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Roche Holdings each filed the Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on March 1, 2019. The required waiting period with respect to the Offer was to expire at 11:59 p.m., Eastern Time on March 18, 2019. According to the Offer to Purchase, Roche Holdings withdrew the March 1, 2019 filing effective on March 18, 2019 and refiled the Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 18, 2019. According to the Offer to Purchase, Roche Holdings withdrew the March 18, 2019 filing effective on April 2, 2019 and Roche Holdings and the Company each refiled their respective Premerger Notification and Report Forms under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on April 10, 2019. According to the Offer to Purchase, Roche Holdings and the Company withdrew the April 10, 2019 filings effective on April 25, 2019 and Roche Holdings and the Company each refiled their respective Premerger Notification and Report Forms under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on May 23, 2019.

On June 7, 2019, Roche Holdings received a Request for Additional Information and Documentary Material (a “Second Request”) with respect to the Offer. On June 7, 2019, the Company received a Second Request with respect to the Offer. As a result of the Second Requests, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer has been extended until 11:59 p.m., New York City time, on the date that is ten calendar days after substantial compliance by Roche Holdings with the Second Request that it received from the FTC, unless such waiting period is terminated earlier by the FTC. Thereafter, such waiting period can be extended only by court order or agreement of the Company, Roche Holdings, Merger Sub and the Antitrust Division or the FTC, as applicable. It is also possible that the Company and Roche Holdings could enter into a timing agreement with the reviewing agency that could affect the timing of the closing of the transactions contemplated by the Merger Agreement. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Roche Holdings and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable U.S. antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Other Antitrust Approvals

Under the antitrust or merger control statutes or regulations of certain foreign countries, certain acquisition transactions require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. The Company does not believe that Merger Sub’s acquisition of Shares pursuant to the Offer or the Merger is subject to such requirements.

The UK Competition and Markets Authority (the “CMA”) has opened an investigation in order to obtain further information in relation to Merger Sub’s acquisition of the Shares pursuant to the Offer and the Merger. The investigation will determine whether the CMA considers that it has jurisdiction over the acquisition and, if so, whether the CMA considers that the acquisition may be expected to result in a substantial lessening of competition in the UK such as to warrant a more detailed Phase 2 review. In the latter case, the CMA may accept remedies offered by the parties to avoid a Phase 2 review. Pending the outcome of its investigation, the CMA has issued an Interim Enforcement Order that would become effective upon closing of the transaction and would require Roche Holdings to hold separate the Company’s business. The parties are working cooperatively with the CMA and will continue to do so.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, actions or filings that may be required in connection with the CMA’s investigation, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Roche Holdings’ or Merger Sub’s acquisition of the Shares pursuant to the Offer or the Merger.”

Item 9. Additional Information

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(N)	Press Release issued by Roche Holdings, Inc. on June 10, 2019 (incorporated by reference to Exhibit (a)(5)(xxi) to the Schedule TO).

(a)(5)(O)	Second Request Q&A dated June 10, 2019 (incorporated by reference to Exhibit (a)(5)(xx) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2019

Spark Therapeutics, Inc.

By:	/s/ Joseph W. La Barge
Name: Joseph W. La Barge
Title: Chief Legal Officer